UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

COLEY PHARMACEUTICAL GROUP, INC.

(Name of Subject Company)

COLEY PHARMACEUTICAL GROUP, INC.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

19388P 10 L

(CUSIP Number of Class of Securities)

Robert L. Bratzler, Ph.D.

President and Chief Executive Officer

(Principal Executive Officer)

93 Worcester Street, Suite 101

Wellesley, MA 02481

(781) 431-9000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

WITH COPIES TO:

William T. Whelan, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

(617) 542-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is the transcript of an investor call on November 16, 2007 regarding the announcement of the signing of a definitive agreement pursuant to which Pfizer has agreed to acquire Coley.

CORPORATE PARTICIPANTS

Sue Hager

Coley Pharmaceutical Group, Inc.—VP of IR, Corporate Communications and Corporate Development

Dr. Robert Bratzler

Coley Pharmaceutical Group, Inc.—President and CEO

Chuck Abdalian

Coley Pharmaceutical Group, Inc.—SVP of Finance and CFO

CONFERENCE CALL PARTICIPANTS

Richard Smith

JPMorgan—Analyst

Tom McGahren

Merrill Lynch—Analyst

Derek Jellinek

Susquehanna Financial Group—Analyst

Leah Hartman

CRT Capital Group—Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Pfizer to acquire Coley Pharmaceutical Group conference call. (Operator Instructions).

I would now like to turn the presentation over to your host for today’s call, Ms. Sue Hager, Vice President, Investor Relations, Corporate Communications and Corporate Development. Please proceed.

Sue Hager—Coley Pharmaceutical Group, Inc.—VP of IR, Corporate Communications and Corporate Development

Thank you. Welcome to the Coley Pharmaceutical Group conference call announcing the acquisition of Coley by Pfizer. I’d like to remind everyone that the press release for today’s announcement can be found on our website at www.coleypharma.com.

I am joined on the call today by Dr. Robert Bratzler, Coley’s President and Chief Executive Officer, and Chuck Abdalian, Coley’s Senior Vice President of Finance and Chief Financial Officer. The team will take your questions at the conclusion of our comments.

Before we begin, I’d like to remind you that on this call we may be making forward-looking statements about the proposed merger with Pfizer and future prospects for Coley. Forward-looking statements include statements about the timing of the merger, the receipt of required regulatory approval, and future plans for Coley’s compounds in development. These statements are subject to a number of risks and uncertainties and our actual results may differ materially. Please refer to our press release in the Risk Factors, including those that are discussed in our Annual Report on Form 10-K for the year ended December 31, 2006, and in our other periodic filings with the SEC for a full description of those factors.

At this time, I would like to turn the call over to Coley’s President and CEO, Dr. Robert Bratzler.

Dr. Robert Bratzler—Coley Pharmaceutical Group, Inc.—President and CEO

Thanks, Sue. Thanks to all of you for participating today. This obviously is a very exciting moment for Coley. I’d like to say a few words about the transaction and why we believe this acquisition represents the best interest of all stakeholders, including our shareholders, employees and patients alike. We believe joining forces with Pfizer to advance our TLR Therapeutics platform clearly maximizes the value for our shareholders and ultimately benefits patients by improving the commercialization potential for our compounds. As outlined in a joint press release this morning, the acquisition will be affected by means of a cash tender offer for all of the outstanding shares of Coley at a cash purchase price of $8 per share. We expect the transaction to close in early 2008.

As a background of this transaction, Coley management has continuously evaluated strategic opportunities to maximize shareholder value. These include strategies to grow and expand the Company’s business through collaboration and licensing agreements, as evidenced by our business development initiatives and successful licensing track record. Coley has many promising programs in development. However, following a clinical setback in June 2007, our timeline to product commercialization shifted. In essence, our access to milestone in royalty revenues necessary for funding drug development and fortifying our pipeline was delayed. Internally and with our Board, we recognized that the most significant value creation opportunity would now be at least five years out; this being VaxImmune, which is undergoing evaluation in a partnered Phase III lung cancer vaccine trial. Therefore, we evaluated various strategic options to accelerate future value creation without dilution and without unduly compromising development of our promising earlier stage drug candidates. As we considered our strategic alternatives, we could not overlook the potential synergies that could be derived from our relationships with our stellar list of global pharmaceutical partners.

Since signing our license agreement with Pfizer in 2005, Pfizer has consistently demonstrated to us that the Pfizer organization is a supportive, dedicated and world-class partner. Among the many reasons that the acquisition of Coley by Pfizer was so attractive is the fact that the two companies share a strategic commitment to the future potential of innovative vaccine technology and immunologic treatments of a broad range of diseases. Moreover, Pfizer possesses the resources as well as the scientific and clinical expertise to maximize the potential of Coley’s proprietary TLR-base product candidates across the full range of applications, both for use as vaccine adjuvants as well as novel therapeutics. We believe there is great potential for using our vaccine adjuvant platform to enable not only new Pfizer vaccines, which may prevent a broader range of diseases, but as well, to confer the requisite added immunological horsepower to treat diseases. In addition, we see tremendous synergies in potential applications for our drug candidates in the area of cancer, inflammation, autoimmune and infectious diseases; all key therapeutic areas for Pfizer. In summary, we don’t think we could have found a more committed or a more qualified partner to progress our pipeline and our pioneering technology. We look forward to seeing this opportunity fully realized to the benefit of patients around the globe.

I want to take a moment to personally thank the entire Coley team for their passion and total commitment to the discovery, development and advancement of our TLR Therapeutics platform. Their dedication has enabled this transaction today, and we believe that under Pfizer’s direction our mission of developing TLR-based medicines that improve human health, prolong life and alleviate suffering will be achieved. I’d also like to thank our shareholders and our Board of Directors for their continuous support of our mission.

Now let me turn the call over to Chuck Abdalian to discuss the transaction. Chuck?

Chuck Abdalian—Coley Pharmaceutical Group, Inc.—SVP of Finance and CFO

Thanks, Bob. I’d like to walk through the transaction, as well as the process moving forward. The merger agreement contemplates an all-cash tender offer for all outstanding common stock of Coley for $8 per share. Coley currently has approximately 26.6 million common shares outstanding and approximately 2.5 million in equivalent common shares for warrants and options. So the aggregate equity value to be paid for Coley, based on fully diluted shares, is about $230 million or approximately $165 million in enterprise value after subtracting our net cash balance.

As far as the process goes, we expect Pfizer will file tender offer materials with the SEC within the next two weeks. If the SEC does not comment on the materials, we would expect the transaction to close in early 2008. The merger agreement we have signed is subject to customary reps and warranties and covenants. The one significant outstanding condition for closing is clearance under the Hart-Scott-Rodino Antitrust Improvements Act. There is a breakup fee and a reimbursement for out-of-pocket expenses as well; all in customary terms.

In summary, both Coley’s Board of Directors and management unanimously support this transaction as being in the best interest of Coley’s shareholders. Pfizer has been a great partner and a strong supporter of our TLR Therapeutics platform, and we are delighted to be an important part of Pfizer’s strategy going forward.

Before turning the call back over to Sue, I would like to acknowledge the significant contributions of JPMorgan and Mintz Levin, who served as Coley’s advisers for this transaction. With that, I’ll now turn the call over to Sue, who will serve as our moderator for the Q&A portions of this call. Sue?

Sue Hager—Coley Pharmaceutical Group, Inc.—VP of IR, Corporate Communications and Corporate Development

Thanks, Chuck. [Shawn], we are ready to open the line for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions). Richard Smith, JPMorgan.

Richard Smith—JPMorgan—Analyst

Congratulations on the deal. Just a quick question. Could you just give us a sense of when the discussions actually started with Pfizer? And is there anything we can read into the deal with respect to the ongoing programs with 676? I know it’s largely focused on things like vaccine adjuvants. I’m just trying to get a sense of is there any update on 676 in the clinic at the moment?

Dr. Robert Bratzler—Coley Pharmaceutical Group, Inc.—President and CEO

It’s Bob here. Let me take the second one first. The plans for 3512676 and the backup compounds and their use in immunotherapeutic treatments of cancer remain unchanged. Pfizer is totally committed to this program, as we have told you in the past, and we’re — that’s one of the reasons we were obviously very excited about the prospects of joining forces in this transaction with Pfizer. The other question is when did this first happen? We have good relationships with all of our partners. We have been talking to Pfizer about not only the cancer program, but about our vaccine adjuvant program. You may recall we have VaxImmune in some 35 clinical trials, of which Pfizer is now very interested in because it’s one of their strategic thrusts going forward, the vaccine business. And our other partners in the vaccine world have also been very, very interested in what we’ve called the emerging gold standard of vaccine adjuvants. And we have second and third generation vaccine adjuvants that we’ve been talking to partners about.

So this — it kind of escalated. As you start talking about not only vaccine adjuvants and you talk about the autoimmune program that we just put in the clinic, and we talk about the cancer program, I think you can read into that how things evolve.

Richard Smith—JPMorgan—Analyst

Okay. And just with those deals with other partners in VaxImmune, they do not have access to the second and third generation, it’s just to VaxImmune?

Dr. Robert Bratzler—Coley Pharmaceutical Group, Inc.—President and CEO

So, when this deal closes, that’s correct, Richard. Pfizer will own the second and third generation vaccine adjuvants exclusively, to be used for their use in both therapeutic and prophylactic vaccines across the full range of applications. And as you probably are aware, it’s our vaccine adjuvant technology, which we think is powering the news, the positive news, in the area of cancer vaccines where our partner is in Phase III in that space. And now Pfizer will have the full control over the deployment of the second and third generation adjuvants for their own internal use. And that is really, really an exciting prospect because I think this is the Renaissance in vaccines, and we’re very, very thankful we’re going to be able to participate in a major way through this transaction.

Richard Smith—JPMorgan—Analyst

Okay. Thank you and congratulations

Sue Hager—Coley Pharmaceutical Group, Inc.—VP of IR, Corporate Communications and Corporate Development

Thank you, Richard.

Operator

Tom McGahren, Merrill Lynch.

Tom McGahren—Merrill Lynch—Analyst

Obviously a big day for you. Just one quick question, maybe asking the question a different way. What do you think was the tipping point? In other words, going forward, do you think Pfizer was more interested in the VaxImmune technology as opposed to the 676?

Dr. Robert Bratzler—Coley Pharmaceutical Group, Inc.—President and CEO

It’s Bob again. You’d have to ask Pfizer that question, so — to get the definitive answer. Let me just say that having this broad immunology platform that we have that cuts across a broad range of diseases, if you look at what Pfizer’s new initiatives are — and they’ve stated they have — they’re moving forward aggressively in immuno oncology and vaccines, we clearly fit that.

And then you look at the other therapeutic areas of focus for Pfizer. Our products and technology cut across nine of the 11 therapeutic areas. So let me just say that is what got us excited about it — their commitment to this and shared vision of what this technology platform could do. It’s well beyond 676. And that, if I haven’t made that clear, let me just state that their interest, in my view, transcends 676 into all therapeutic areas where we have a therapeutic overlap.

Tom McGahren—Merrill Lynch—Analyst

Okay, thanks a lot.

Operator

Derek Jellinek, Susquehanna.

Derek Jellinek—Susquehanna Financial Group—Analyst

Great news this morning. Let me give you my congratulations. Just kind of following on from Tom’s comment, Bob. Quickly, going to break it more specifically — Pfizer is obviously focused on TLR9 modulation. But can you give us a feel for how they viewed the 7 and 8, TLR7 and 8 platform as well as the antagonist platform? I know you’ve kind of spoke broadly about indications. Well, what specifically about modulation at the TLR level? Thanks.

Dr. Robert Bratzler—Coley Pharmaceutical Group, Inc.—President and CEO

Derek, great question. Thank you and good morning. Again, I have to refer you to Pfizer for the true answer to that. I’m not in a position to represent them here, obviously. We, as you know, believe that 7, 8 and 9 modulation, TLR7, 8, 9 modulation presents enormous future opportunities in the treatment of a different — of a range of diseases. And so it — as part of our strategy this year was to diversify our focus beyond TLR9, to 7 and 8, and I’d like to think that contributed to Pfizer’s interest in this transaction at the price that was announced today.

In the area of — you mentioned specifically autoimmune and antagonism, we’re very, very bullish on the prospects for our new drug that’s just launched its Phase I clinical trials that we’re looking to treat potentially lupus and rheumatoid arthritis. These are chronic inflammatory — or autoimmune settings where Pfizer traditionally has had business interests. So I would — it seems to me that that might have attracted their attention as well.

Derek Jellinek—Susquehanna Financial Group—Analyst

So those programs will keep going forward, then, I’m assuming?

Dr. Robert Bratzler—Coley Pharmaceutical Group, Inc.—President and CEO

Well, of course, the decisions after the deal close are all Pfizer’s. It’s our hope that the shared vision that we see now will continue beyond closing.

Derek Jellinek—Susquehanna Financial Group—Analyst

No, that’s great. Thanks so much, guys — Bob, Chuck, Sue. [It’s been] great. Congratulations again.

Dr. Robert Bratzler—Coley Pharmaceutical Group, Inc.—President and CEO

All right, Derek.

Operator

Leah Hartman, CRT Capital.

Leah Hartman—CRT Capital Group—Analyst

Many heartfelt congratulations. You’ve had a wild year at Coley, but what a nice end to it for you. A couple questions with respect to the non-Pfizer partnerships. Will Pfizer just step into the position of Coley in those relationships? Or does the change in control of Coley trigger any breakups or dollars that might go either direction between Coley and those non-Pfizer partnerships?

Chuck Abdalian—Coley Pharmaceutical Group, Inc.—SVP of Finance and CFO

Thank you, Leah. This is Chuck Abdalian. Since this is a stock acquisition, Pfizer will assume all of our collaborative agreements, and we’re not aware of any termination provisions in those collaboration agreements. So, lock, stock and barrel, our collaboration agreements move over to Pfizer.

Leah Hartman—CRT Capital Group—Analyst

Okay, so no change of control triggers. And Chuck, would you mind sharing — it will probably be in the documents in a couple weeks, but the breakup fee?

Chuck Abdalian—Coley Pharmaceutical Group, Inc.—SVP of Finance and CFO

The breakup fee is a customary fee, and it’s approximately $9.5 million. And on top of that, there’s some out-of-pocket expenses as well.

Leah Hartman—CRT Capital Group—Analyst

Okay. Thank you very much and congratulations on moving on the deal and to moving this to conclusion.

Operator

Ladies and gentlemen, that concludes our Q&A session. I would like to turn the call back over to Ms. Sue Hager for closing remarks.

Sue Hager—Coley Pharmaceutical Group, Inc.—VP of IR, Corporate Communications and Corporate Development

Thanks, [Shawn]. And thank you, everyone, for being on the call today. We look forward to updating you as the transaction progresses to closure. We’ll sign off now and wish everyone a great day.

Operator

Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Good day.

Additional Information About the Tender Offer and Where to Find It.

The tender offer for the outstanding common stock of Coley referred to in this transcript has not yet commenced. This transcript is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Coley common stock will be made pursuant to an offer to purchase and related materials that Pfizer intends to file with the U.S. Securities and Exchange Commission. At the time the Offer is commenced, Pfizer will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and thereafter Coley will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of Coley. In addition, all of these materials (and all other materials filed by Coley with the U.S. Securities and Exchange Commission) will be available at no charge from the U.S. Securities and Exchange Commission through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the U.S. Securities and Exchange Commission by Coley at www.coleypharma.com.